SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom, SGPS, S.A.
Portugal Telecom, SGPS, S.A.
Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa
Share Capital: Euro 33,865,695
Registered in the Commercial Registry Office of Lisbon
and Corporation no. 503 215 058

PT announces strategic partnership for sub-Saharan Africa

Lisbon, Portugal, 13 August 2007 – Portugal Telecom announced the establishment of a strategic partnership with Helios Investors LP (Helios), a fund advised by Helios Investment Partners LLP, for the sub-Saharan telecommunications market. Under the terms of the agreement, Helios initially acquired a 22% stake in “Africa Holding”, the holding company that will aggregate all of PT’s current interests in sub-Saharan Africa.

PT has long identified Africa as a key strategic market, offering attractive growth opportunities and potential for additional value creation. Africa is expected to be one of the fastest growing telecommunications markets in the world over the next 3 to 5 years. With a total population of 900 million, Africa reached approximately 200 million mobile subscribers at the end of 2006, equivalent to a penetration of 22%. It is expected that total mobile customers in Africa will grow at more than 10% per annum until 2010, which represents over 100 million net additions in the period. Approximately three quarters of this growth are expected to be concentrated in ten major markets in Africa, of which six are located south of the Sahara, namely South Africa, Nigeria, Congo, Tanzania, Angola and Kenya.

The common objective of the strategic partnership announced today by PT and Helios is to create and further develop a unified, coherent, multi-country telecommunications service provider across sub-Saharan Africa, by combining certain assets and the telecoms strength of PT with Helios’ African knowledge, contacts and expertise, as well as its financial and telecoms management know-how. Apart from managing the current portfolio of assets, “Africa Holding” will also focus on selectively expanding the footprint in the region, with the view of creating additional value for its shareholders.

Helios is a leading African private equity firm operating sub-Saharan Africa with over USD 450 million of assets under management. Helios was founded in 2004 by Babatunde Soyoye and Temitope Lawani to pursue a full range of investment types, including business formations, growth equity investments, structured investments in listed entities and large scale leveraged acquisitions in Africa. The firm's principals combine a vast international experience in telecoms and finance, with a strong local know-how in the region. The firm’s investors are leading institutions from Africa, Europe and the USA, as well key governmental agencies.

Under the terms of the agreement, Helios initially acquired a minority stake of 22% in “Africa Holding” for a total consideration of USD 171 million (Euro 125 million), of which USD 11 million will be paid in the form of additional dividends. PT has also subscribed a financing facility issued by “Africa Holding” in the amount of USD 450 million. As a result, the implied enterprise value for 100% of “Africa Holding” amounts to USD 1,225 million (Euro 897 million). Based on 2006 reported accounts, the EV/EBITDA multiple paid for the 22% minority stake is 6.8x. The net capital gain resulting from this transaction should amount to approximately Euro 50 million and is expected to be booked in 3Q07.

“Africa Holding” will aggregate all of PT’s holdings in sub-Saharan Africa, as set out below:

Figure 1 _ Africa Holding Asset Portfolio
Africa Holding

Unitel | Angola | mobile	Guinétel | Guinea-Bissau | mobile	Directel | Various | directories
[25%]	[55%]	[100%]
MTC | Namibia | mobile	Guiné Telecom | Guinea-Bissau | fixed	Mascom | Botswana | mobile
[34%]	[40%]	[management contract]
CVT | Cape Verde | integrated	Teledata | Mozambique | data
[40%]	[50%]
CST | São Tomé e Príncipe | integrated	Multitel | Angola | data
[51%]	[40%]

“Africa Holding” counted with a total customer base of 2.9 million at the end of 2006, which represented an increase of 58% y.o.y. At the end of June 2007, total customers reached 3.4 million. Considering 2006 reported figures, proportionate revenues and EBITDA amounted to Euro 215 million and Euro 131 million respectively. The creation of “Africa Holding” should not result in any change in the consolidation method used by PT for its African holdings. Currently, “Africa Holding” holds a direct stake in MTC, with the transfer of the remaining holdings owned by PT being subject to approval by the relevant regulatory authorities.

Figure 2 _ Financial and Operating Highlights (2006)
	Customers	y.o,y	Revenues	y.o.y	EBITDA	y.o.y	Margin	Net Debt

Unitel	2,049	71%	517	46%	346	41%	67%	-174
MTC	610	36%	113	19%	68	13%	60%	-32
CVT	182	19%	63	16%	40	26%	63%	-24
CST	26	36%	9	27%	3	24%	35%	0
Other	-	-	34	-	8	-	24%	4

(1) Values in Euro million; (2) Customers in thousands; (3) Customers include fixed and mobile for integrated operators; (4) y.o.y in local currency.

The board of directors of “Africa Holding” will be composed of seven members, of whom four are designated by PT, two by Helios and one by both parties. The Chairman will be selected by PT and the Vice-Chairman by Helios.

PT believes that the strategic partnership with Helios, through the creation of “Africa Holding”, should fulfil several objectives, namely:

  Crystallise the value of PT’s portfolio of African assets;
  Access future funding, through “Africa Holding”, in order to selectively expand the footprint in the region;

  Leverage on the financial and operational competences of both partners;
  Strengthen the relationship network and know-how in the region;
  Reinforce the multinational profile of “Africa Holding”, and
  Retain management control of “Africa Holding”, allowing PT to continue consolidating the assets currently in the portfolio.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.